UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
and subsidiaries

Financial Statements
for to the Years Ended
December 31, 2009 and 2008 and
Independent Auditors’ Report

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS’ REPORT
(Convenience Translation into English of original previously issued in Portuguese)

To the Shareholders, Directors and Officers of
Contax Participações S.A.
Rio de Janeiro – RJ

1. We have audited the accompanying balance sheets, parent company and consolidated, of Contax Participações S.A. (“Company") and its subsidiaries as of December 31, 2009 and the related statements of operations, changes in shareholders’ equity (parent company), of cash flows and value added for the year then ended, all expressed in reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards applicable in Brazil and comprised: a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal controls systems of the Company and its subsidiaries; b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 above represent solely, in all material respects, the financial position of Contax Participações S.A. (company and consolidated) as of December 31, 2009, the results of its operations, the changes in shareholders' equity (parent company), the statements of cash flows and of value added for the year then ended, in conformity with Brazilian accounting practices.

4. The financial statements referred to in paragraph 1 also include comparative financial information related to the year ended December 31, 2008, obtained from the related financial statements for the year then ended. The examination of the financial statements for the year ended December 31, 2008 was carried out by other independent accountants, who issued an unqualified report thereon, dated February 17, 2009.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, February 23, 2010

(Portuguese Original signed by):

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Engagement Partner

(Convenience Translation into English of original previously issued in Portuguese)
Contax Participações S.A. and subsidiaries

Balance Sheets as of December 31, 2009 and 2008
In thousands of Reais

		Parent Company		Consolidated				Parent Company		Consolidated

Assets	Note	2009	2008	2009	2008	Liabilities and shareholders' equity	Note	2009	2008	2009	2008

Current assets						Current
Cash and cash equivalents	9	47,136	16,132	357,853	355,928	Loans and financing	14			55,070	14,219
Accounts receivable	10			128,486	102,134	Suppliers		150	29	77,033	76,847
Deferred and recoverable taxes	8	956	30	73,333	57,448	Payroll and related charges		52	42	197,818	181,924
Dividends receivable	11	141,682	148,743			Commercial leasing	15			10,118	16,086
Prepaid expenses						Taxes payable	17	255	56	92,703	68,749
and other assets				18,650	8,573	Proposed dividends	19	92,190	51,364	92,190	51,364
						Other liabilities			239	31,248	2,204

		189,774	164,905	578,322	524,083			92,647	51,730	556,180	411,393

Non-current assets						Non-current liabilities
Long-term assets						Long-term liabilities
Court deposits	18			53,382	35,338	Loans and financing	14			149,521	203,750
Financial investments	9	26,590		26,590		Debentures	16		40,153
Deferred and recoverable taxes	8	5,928	5,689	26,917	25,346	Provision for contingencies	18			59,921	64,151
Credits receivable				11,425	17,530	Leasing	15			3,899	9,884
Other assets				1,344	1,122	Taxes payable	17			944	1,787
						Transfer to shareholders		16,331	16,850	16,331	16,850
						Other liabilities			1,048		94

		32,518	5,689	119,658	79,336			16,331	58,051	230,616	296,516

						Minority interest				1,446	2,079

Permanent assets						Shareholders' equity	19
Investment in subsidiary	11	229,343	221,885			Capital stock		223,873	223,873	223,873	223,873
Property, plant and equipment	12			352,473	304,800	Capital reserve		19,639	9,282	19,639	9,282
Intagible assets	13			80,446	84,467	Profit reserves		109,831	110,475	109,831	110,475
						Treasury Shares		(10,686)	(49,848)	(10,686)	(49,848)
						Accumulated losses		-	(11,084)	-	(11,084)

		261,861	227,574	552,577	468,603			342,657	282,698	342,657	282,698

Total assets		451,635	392,479	1,130,899	992,686	Total liabilities and shareholders' equity		451,635	392,479	1,130,899	992,686

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English of original previously issued in Portuguese)
Contax Participações S.A. and subsidiaries

Statements of Operations
For the Years Ended December 31, 2009 and 2008
In thousands of Reais, except for earnings per thousand shares

		Parent Company		Consolidated

	Note	2009	2008	2009	2008

Gross operating revenue				2,335,252	1,916,115
Deductions from gross revenue				(174,233)	(141,387)

Net operating revenue				2,161,019	1,774,728
Cost of services rendered	5			(1,757,272)	(1,490,647)

Gross operating income				403,747	284,081

Operating income (expenses)
Selling	5	-	-	(27,709)	(28,488)
General and Administrative	5	(11,773)	(1,514)	(130,707)	(84,733)
Management fees	21(a)	(1,555)	(1,222)	(7,879)	(6,317)
Equity results	11	149,139	94,405
Other operating expenses, net	6	(86)	(91)	(13,440)	(18,626)

		135,725	91,578	(179,735)	(138,163)

Operating income before financial results		135,725	91,578	224,012	145,918
Financial results, net	7	4,551	(102)	(15,391)	(50)

Income before income tax and social contribution		140,276	91,476	208,621	145,868
Income tax and social contribution:
Current	8	(245)	(19)	(70,998)	(51,370)
Deferred	8	(115)	952	1,659	(2,086)

Net income before minority interest		139,916	92,409	139,282	92,412
Minority interest				634	(3)

Net income for the year		139,916	92,409	139,916	92,409

Total shares outstanding on the balance sheet date (thousand)		14,774	14,777

Net income per thousand shares of the capital stock at the end of the year		R$ 9.47	R$ 6.25

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English of original previously issued in Portuguese)
Contax Participações S.A. and subsidiaries

Statements of changes in Shareholders’ equity (Parent Company)
In thousands of Reais, except for book value per thousand shares

	Capital stock	Capital reserve on share subscription stock option plan	Proti reserve			Treasury shares	Retained earnings / (accumulated losses)	Total

			Legal	Statutory	Unrealized revenue

On December 31. 2007	223,873	9,254	10,845	40,595	16,626	(10,913)	(11,084)	279,196

Acquisition of own shares						(38,935)		(38,935)
Precribed dividends		28						28
Net income for the year							92,409	92,409
Allocation of the net income for the year:
Legal reserve			4,620				(4,620)	-
Statutory reserve				54,415			(54,415)	-
Proposed dividends (R$3.35 per thousand shares)					(16,626)		(33,374)	(50,000)

On December 31, 2008	223,873	9,282	15,465	95,010		(49,848)	(11,084)	282,698

Acquisition of own shares						(314)		(314)
Cancelation of own shares				(39,476)		39,476		-
Precribed dividends		29						29
Net income for the year							139,916	139,916
Stock option plan		10,328						10,328
Allocation of the net income for the year:
Legal reserve			6,442				(6,442)	-
Statutory reserve				32,390			(32,390)	-
Proposed dividends (R$3.35 per thousand shares)							(90,000)	(90,000)

On December 31. 2009	223,873	19,639	21,907	87,924	-	(10,686)	-	342,657

	2009	2008

Book value per thousand shares	R$ 22.93	R$ 17.83

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English of original previously issued in Portuguese)
Contax Participações S.A. and subsidiaries

Statements of cash flows
For the Years Ended December 31, 2009 and 2008
In thousands of Reais

	Parent Company		Consolidated

	2009	2008	2009	2008

Operating Activities

Net income	139,916	92,409	139,916	92,409
Net Income Adjustments
Depreciation and amortization	-	-	113,510	100,851
Equity income	(149,139)	(94,405)	-	-
(Gain) or loss from sale of property, plant and equipment	-	-	1,710	124
Contingencies	-	-	1,874	11,438
Deferred income tax	115	(952)	(1,659)	2,086
(Active) passive monetary variation	(726)	(481)	(1,890)	(1,564)
Cost of Stock Option Plan	9,995	129	9,995	129
Interest expenses on financial debt	1,090	639	31,015	21,861
Minority interest	-	-	(634)	3

(Increase)/Decrease in Accounts Receivable	-	-	(26,352)	(17,271)
(Increase)/Decrease in Prepaid Expenses	-	-	(10,496)	(2,217)
(Increase)/Decrease in RecoverableTaxes	(350)	177	(15,479)	(23,779)
(Increase)/Decrease in Other Assets	-	-	420	(288)
Increase/(Decrease) in Payroll and Related Charges	5	(7)	15,894	38,576
Increase/(Decrease) in Suppliers	121	(68)	186	4,381
Increase/(Decrease) in Taxes Payable	199	(291)	23,112	29,154
Increase/(Decrease) in Other Liabilities	(485)	16,879	28,794	18,579
Interest paid on financial debt	(1,279)	(450)	(31,130)	(21,724)

Net cash from (used in) operating activities	(538)	13,579	278,786	252,748

Investment activities

Sale of Property, Plant and Equipment	-	-	27	131
Acquisition of Property, Plant and Equipment	-	-	(158,901)	(167,930)
Court Deposits	-	-	(16,487)	(16,707)
Long-term financial investment	(26,590)	-	(26,590)	-
Dividends Received	148,743	12,637	-	-

Net cash from (used) in Investment Activities	122,153	12,637	(201,951)	(184,506)

Financing Activities

Payment of leasing	-	-	(11,674)	(17,912)
BNDES financing	-	-	-	117,165
Payment of BNDES financing	-	-	(13,542)	-
Debentures	(40,000)	40,000	-	-
Loans with short-term related parties	(917)	917
Distribution of dividends	(49,380)	(12,942)	(49,380)	(12,942)
Share buyback	(314)	(38,935)	(314)	(38,935)

Net cash from (used in) financing activities	(90,611)	(10,960)	(74,910)	47,376

Net increase in cash and cash equivalents	31,004	15,256	1,925	115,618

Cash and cash equivalents at the beginning of the period	16,132	876	355,928	240,310
Cash and cash equivalents at the end of the period	47,136	16,132	357,853	355,928

	31,004	15,256	1,925	115,618

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English of original previously issued in Portuguese)
Contax Participações S.A. and subsidiaries

Statements of value added
For the Years Ended December 31, 2009 and 2008
In thousands of Reais

	Parent Company		Consolidated

	2009	2008	2009	2008

Revenue
Sale of services			2,335,252	1,916,115
Allowance for doubtful accounts			-	-
Other Revenue			27	131

			2,335,279	1,916,246

Inputs from third parties
Other costs of services rendered	-	-	(10,549)	(17,718)
Material, electricity, third parties services	(1,725)	(1,392)	(311,186)	(267,296)
Loss / Recovery of assets values			(1,761)	(254)

	(1,725)	(1,392)	(323,496)	(285,268)

Gross value added	(1,725)	(1,392)	2,011,783	1,630,978

Depreciation and amortization			(113,511)	(100,851)
Goodwill writen-off			(60)	(1,694)

Net added value generated by the company	(1,725)	(1,392)	1,898,212	1,528,433

Added value received in transfer
Equity Results	149,139	94,405	-	-
Financial Revenues	5,954	905	24,531	32,547

Total added value to distribute	153,368	93,918	1,922,743	1,560,980

Personnel and charges
Payroll and charges			1,190,764	958,189
Sales commissions			333	-
Training			19,764	28,688
Management fees	11,286	1,150	11,286	1,150
Taxes, fees and contributions
Federal taxes	731	(433)	332,720	300,391
Municipal taxes			93,497	76,566
Financiers
Interest and monetary variations	1,295	675	37,198	28,850
Rentals	140	117	97,899	74,734
Dividends	90,000	33,374	90,000	33,374
Minority interest			(634)	3
Retained earnings /Recording of reserve	49,916	59,035	49,916	59,035

Added value distributed	153,368	93,918	1,922,743	1,560,980

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English of original previously issued in Portuguese)
Contax Participações S.A. and subsidiaries

Notes to the financial statements
for the Years Ended December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

CONTENTS OF NOTES TO THE FINANCIAL STATEMENTS

We present the accompanying notes, an integral part of the financial statements of Contax Participações S.A. and its subsidiaries, distributed as follows:

1.	Operations
2.	Presentation of financial statements
3.	Summary of significant accounting practices
4.	Consolidation principles and practices
5.	Cost of services and operating expenses – by type (consolidated)
6.	Other operating revenues (expenses), net
7.	Financial Income, net
8.	Tax credits and income tax and social contribution expenses
9.	Cash and cash equivalents and financial investments
10.	Trade accounts receivable
11.	Investments
12.	Property, plant and equipment (consolidated)
13.	Intangible assets (consolidated)
14.	Loans and Financing (consolidated)
15.	Leasing (consolidated)
16.	Private Debentures (Parent Company)
17.	Taxes Payable
18.	Provisions for contingencies and legal obligations under litigation (consolidated)
19.	Shareholders’ Equity
20.	Risk management and financial instruments
21.	Related Parties
22.	Insurance coverage
23.	Commitments
24.	Subsequent Event

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

1 Operations

Contax Participações S.A. (the "Company"), established on July 31, 2000, is a publicly-held company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company has (i) as wholly-owned subsidiary, Contax S.A., a contact center service provider and (ii) as indirect subsidiary, TODO BPO e Soluções em Tecnologia S.A., an “information technology” company.

The operating context of the subsidiaries, direct and indirect, is as follows:

(a) Contax S.A.

TNL Contax S.A. (“Contax”) was established on December 11, 2002, after changing the corporate name of the extinguished TNext S.A. (“TNext”), a company established in August 1998. Contax is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

At Contax's Extraordinary General Meeting held on November 10, 2009 it was approved to change its corporate name to Contax S.A.. Due to this change, Contax’s Bylaws was amended.

(b) TODO BPO e Soluções em Tecnologia S.A.

TODO BPO e Soluções em Tecnologia S.A. (“TODO BPO”), established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the management of full or partial value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

2 Presentation of financial statements

(a) Preparation Criteria of the financial statements

The financial statements (individual and consolidated) were prepared and are presented in accordance with accounting practices adopted in Brazil, which comprise (i) the provisions contained in the Brazilian Corporation Law (Law 6,404/76), and the subsequent amendments which include, among others, Law 11,638/07 and Law 11,941/09, (ii) the Technical Pronouncements, Guidelines and Interpretations issued by the Brazilian Committee of Accounting Pronouncements (CPC), in effect in 2009 and (iii) Rules and Resolutions issued by the Brazilian Securities and Exchange Commission (CVM) and by the Federal Accounting Council (CFC)

The Company’s Board of Executive Officers and Board of Directors authorized the conclusion of the present financial statements on February 23, 2010, in which are considered the subsequent events (Note 24) occurred up to that date that may have had impact on these financial statements.

(b) Laws 11,638/07 and 11,941/09

On December 28, 2007, Law 11,638/07 was enacted, which modified and introduced new provisions to Law 6,404/76. Said Law establishes several amendments to accounting and the preparation of financial statements, aiming at aligning them with the international financial reporting standards (IFRS), applicable to corporations and large-sized companies. The main amendments introduced by Law 11,638/07 took effect as of January 1, 2008.

On December 3, 2008, the Provisional Measure 449/08 (MP 449/08) was enacted and as an act of law established the Transition Tax Regime (RTT) when calculating taxable income referring to taxes adjustment deriving from the new accounting methods and criteria introduced by Law 11,638/07, besides introducing few amendments to Law 6,404/76. The Provisional Measure 449/08 was converted into the Law 11,941/09 on May 28, 2009.

The changes in the Corporation Law brought the following impacts to the Company’s financial statements:

(i) Replacement of the Statements of Changes in Financial Position for the Statement of Cash Flow.

(ii) Classification and measurement of the financial instruments: in line with international standards, the Company classified the financial instruments in three categories: for trading, available for sale and held to maturity. The financial assets classified as for trading are recognized at their fair value affecting the result. The financial assets classified as available for sale are recognized at their fair value impacting a specific shareholders’ equity account ("Assets Valuation Adjustments"). Financial assets classified as held to maturity are recorded at amortized cost, plus earnings.

(iii) Introduction of the concept of Present Value Adjustment for asset and liability transactions deriving from long-term operations and, when there is material effect, to other operations. On December 31, 2009, the Company had no asset and liability transactions deriving from long-term operations which could generate present value adjustment.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(iv) Law 11,638/07 also determines that the Company, periodically carries out an assessment to verify the recovery level of the amounts recorded under property, plant and equipment, intangible assets and deferred assets. Whenever events or changes in circumstances indicate that the book value of property, plant and equipment and other noncurrent assets with defined economic useful life (including intangible assets) cannot be recovered using future cash flows, the Company reviews the calculation of recoverable value to verify permanent losses. The Company did not verified loss indicators on the date of its financial statements.

(v) Pursuant to Law 11,638/07, shareholders’ equity shall be divided into: capital stock, capital reserves, assets valuation adjustments, profit reserves and treasury shares.

(vi) Leasing: as per amendment to article 179, set forth by Law 11,638/07, the assets deriving from leasing operations, intended to maintain Contax’s activities, were recorded under property, plant and equipment and its payable balance, under item “Leasing”. See Notes 3 (j) and 15.

(vii) Stock option plan: the Company now recognizes in the income for the year the plan’s fair value assessed on the date shares were granted according to the stock option plan, during the period in which this right is acquired. See Notes 3 (u) and 19 (e).

The financial statements related to the year ended December 31, 2008 were the first to include the full accounting changes introduced by these new laws.

As allowed by Pronouncement CPC 13 – First-Time Adoption of Law 11,638/07 and Provisional Measure 449/08, the Company's management chooses to re-present comparable figures adjusted as per rule NPC 12 – Accounting Practices, Changes in Estimates and Error Correction.

(c) New accounting pronouncements, interpretations and guidelines issued in 2009 and that shall take effect as from 2010.

To continue the process of modernizing the Brazilian corporate law, the second stage of the convergence of accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) was carried out during 2009, with the enactment of several pronouncements, interpretation and guidelines by the Committee of Accounting Pronouncements (CPC), which were confirmed by the Brazilian Securities and Exchange Commission (CVM) through its resolutions.

The aforementioned resolutions took effect on the date of its publication in the Official Gazette of the Union, with mandatory application for the years ended as from December 2010 and for the 2009 financial statements, to be disclosed for comparison purposes with the 2010 statements. The Company did not anticipate the adoption of these resolutions in the year ended December 31, 2009.

Currently, the Company’s Management is undergoing an evaluation of the potential effects related to the following pronouncements, interpretations and guidelines, which may (or shall) have a material effect on the financial statements related to the year ended December 31, 2009, to be presented in comparison to the financial statements related to the year to be ended on December 31, 2010, as well as to the subsequent years:

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

Technical Pronouncements (CPCs)

  CPC 15 - Business Combination (CVM Resolution 580/09): It sets forth principles and requirements on how the purchaser should (i) recognize and measure, in its financial statements, the acquired identifiable assets, the assumed liabilities and the minority interest in the acquired company, (ii) recognize and measure goodwill by future profitability expectation of business combination or the gain from a profitable purchase and (iii) determine the information that shall be disclosed to allow financial statements users to evaluate both nature and financial effects of business combination.

  CPC 18 – Investment in Associated Company and Subsidiary (CVM Resolution 605/09): It sets forth how investments in associated companies should be accounted for in the investor’s individual and consolidated financial statements and in subsidiaries, in the financial statements of the parent company.

  CPC 19 - Interest in Joint Venture (CVM Resolution 606/09): It sets forth the methods for accounting interest in joint ventures and the disclosure of assets, liabilities, revenues and expenses of these joint ventures in the investors’ financial statements.

  CPC 20 – Cost of loans (CVM Resolution 577/09): It sets forth that the cost of loans which are directly attributable to the acquisition, construction or production of an asset are part of the total cost of such asset. Other cost of loans is recognized as expenses.

  CPC 21 – Interim Statement (CVM Resolution 581/09): It sets forth the minimum content of an interim financial statement as well as the principles for recognition and measurement of complete or condensed statements of an interim period.

  CPC 22 - Information per Segment (CVM Resolution 582/09): It sets forth that the entity should disclose information which allows financial statements’ users to evaluate the nature and financial effects of the business activities in which it is involved and in the economical environments in which it operates.

  CPC 23 - Accounting Policies, Change in Estimates and Error Correction (CVM Resolution 592/09): It defines the criteria for selecting and changing accounting policies, together with the accounting treatment and disclosure of the changes in the accounting policies, accounting estimates and error correction.

  CPC 24 - Subsequent Event (CVM Resolution 593/09): It sets forth (i) when the entity should adjust its financial statements regarding events subsequent to the accounting period related to these statements; and (ii) the information the entity should disclose on the date tit is authorized to issue the financial statements and on events subsequent to the accounting period related to these statements.

  CPC 25 - Provisions, Contingent Assets and Liabilities (CVM Resolution 594/09): It sets forth the recognition criteria and suitable measurement basis adequate to provisions and contingent assets and liabilities and that enough information be disclosed in the notes to the financial statements in order to allow users to understand its nature, opportunity and value.

  CPC 26 (R1)- Presentation of the Accounting Statements (CVM Resolutions 595/09 and 624/10): It sets forth the presentation basis for accounting statements, to assure comparison with both accounting statements from previous periods of the same entity as well as accounting statements of other entities.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

  CPC 27 – Property, plant and equipment (CVM Resolution 583/09): It sets forth the accounting treatment for property, plant and equipment, so that accounting statement’s users are able to distinguish the information on the entity's investment in its property, plant and equipment, as well as its changes. The key aspects to be considered when accounting for property, plant and equipment is the recognition of assets, the determination of their accounting values and the depreciation and impairment losses to be recognized concerning them.

  CPC 30 – Revenues (CVM Resolution 597/09): It establishes that revenues shall be recognized when it is probable that future economic benefits will flow to the entity and these benefits may be reasonably measured and shall be measured by the fair value of compensation received or to receive. The pronouncement identifies the circumstances in which these criteria are met so that revenues are recognized. It also enables a practical guidance when applying these criteria.

  CPC 31 - Non-current Asset Held for Sale and Discontinued Operation (CVM Resolution 598/09): To establish the accounting of non-current assets held for sale (for sale), as well as the presentation and disclosure of the discontinued operations. Particularly, the Pronouncement requires that the assets to fulfill the classification criteria as held for sales be: (i) measured by the book value recorded up to now and the fair value less selling expenses, whichever is the lowest, and either depreciation or amortization of said assets end and (ii) severally presented in the balance sheet and the discontinued operation results be severally presented in the statement of income.

  CPC 32 – Income Taxes (CVM Resolution 599/09): It establishes how to account for current and future tax effects of: (a) future recovery (settlement) of assets (liabilities) book value that is recognized in the entity’s balance sheet; and (b) operations and other events of the current period that are recognized in the entity's accounting statements. The entity should account for the transactions tax effects and other events the likewise it records its own transactions and other events. It also deals with the recognition of deferred tax assets deriving from tax losses not used or tax credits not used, reporting of income tax in financial statements and disclosure of information related to income taxes.

  CPC 33 – Employee Benefits (CVM Resolution 600/09): It establishes both accounting and disclosure of employee benefits. It requires the entity to recognize: (a) a liability when an employee rendered a service in exchange for benefits to be paid in the future; and (b) an expense when the entity uses the economic benefit from services provided by employees in exchange for benefits to this employee.

  CPC 36 (R1) – Consolidated Statements (CVM Resolutions 608/09 and 624/10): It specifies the circumstances in which the entity shall consolidate the financial statement of another entity (a subsidiary), the tax effects of changes in the relative interest of the parent company over subsidiary and loss of control over the subsidiary and the information that shall be evidenced so that to allow users of the financial statements to assess the nature of relationship between the entity and its subsidiaries.

  CPC 37 – First-Time Adoption of the International Financial Standards (CVM Resolution 609/09): its objective is to ensure that the first financial statements of an entity, prepared according the international financial standards issued by the International Accounting Standards Board (IASB), hereinafter referred to as International Financial Reporting Standards (IFRSs), and the interim financial statements for partial periods covered by these accounting statements to contain high quality information that: (a) should be transparent for users and comparable in relation to all reported periods; (b) enable an adequate bottom line for accounting according to the IFRSs; and (c) can be generated at a cost that does not surpass benefits.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

  CPC 38 – Financial Instruments: Recognition and Measurement (CVM Resolution 604/09): It establishes the principles to recognize and measure financial assets and liabilities and certain purchase and sale agreements related to non-financial items. The requirements for presenting financial instruments are included in the Technical Pronouncement CPC 39 - Financial Instruments: Presentation, and reporting requirements to financial instruments are included in the Technical Pronouncement CPC 40 – Financial Instruments: Reporting.

  CPC 39 – Financial Instruments: Presentation (CVM Resolution 604/09): It establishes the principles to present financial instruments as liabilities or shareholders’ equity, and to offset both financial assets and liabilities. It applies to the classification of financial instruments, under the issuer’s perspective, in financial assets, financial liabilities and equity instruments; the classification of respective interest rates, dividends, gains and losses; and the circumstances in which the financial assets and liabilities should be offset.

  CPC 40 – Financial Instruments: Reporting (CVM Resolution 604/09): It determines that the entity reports in its financial statements information that allows users to evaluate: (a) the importance of the financial instrument to both equity and financial position, as well as to the entity’s performance; and (b) the nature and extension of risks arising from theses financial instruments to which the entity is exposed to during and at the end of the accounting period and how the entity can manage such risks.

  CPC 43 – First-Time Adoption of the Technical Pronouncements CPC 15 to 40 (CVM Resolution 610/09): It provides the necessary guidelines so that the financial statements of an entity in compliance with CPC Technical Pronouncements, Interpretations and Guidelines, and the disclosures of interim statements for the partial periods covered by these financial statements can be issued, except for the content of items 4 and 5, as in compliance with the IFRS issued by IASB .

Interpretations (ICPCs)

  ICPC 03 - Additional Aspects of Leasing Operations (CVM Resolution 613/09) – it encompasses interpretations related to: (i) the instructions on the valuation and accounting of leasing agreements, (ii) form of recognition of operating lease incentives and (iii) evaluation of transactions involving the legal form of a lease.

  ICPC 04 - Scope of Technical Pronouncement CPC 10 – Share-Based Payments (CVM Resolution 614/09): it provides instructions on the measurement of certain transactions involving share-based payments in which the entity cannot specifically identify certain or all the assets or services received.

  ICPC 05 – Technical Pronouncement CPC 10 - Share-Based Payments – Transactions with Group Shares and Treasury Shares (CVM Resolution 615/09): It provides the guidelines on two questions regarding transactions with share-based payment: (i) if these transactions should either be accounted for as settled with equity instruments or as cash and (ii) when the payment involves two or more entities within the same group.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

  ICPC 07 – In Natura Profit Sharing (CVM Resolution 617/09): It provides guidelines on the accounting of profit sharing as assets which are not cash.

  ICPC 08 - Accounting of Dividends Payment Proposal (CVM Resolution 601/09): It clarifies that only the minimum mandatory dividend should be recognized as liabilities on the balance sheet date, in the event the additional proposed dividend is subject to the future resolution by the partners.

  ICPC 09 – Individual Financial Statements, Segregated Financial Statements, Consolidated Financial Statements and Application of the Equity Accounting Method (CVM Resolution 618/09): It clarifies that as the current Brazilian legislation requirements are maintained, the presentation of the individual financial statements of all entities will be required, even when the consolidated financial statements are presented.

  ICPC 10 - Interpretation on the First-Time Application of Technical Pronouncements CPCs 27, 28, 37 and 43 on Property, Plant and Equipment and on Property for Investments (CVM Resolution 619/09): It clarifies the following matters: (a) the process of initial and periodical review of depreciation rates and residual value of the property, plant and equipment, (b) the necessary requirements for this periodical review process, (c) the possibility of establishing a new cost to property, plant and equipment and to properties for investment, in compliance with the international standards (d) the possibility established in CPC 28 of using cost of fair value criteria for “Property for Investment.”

  ICPC 11 - Client’s Assets Received in Transfers (CVM Resolution 620/09): Applicable to the accounting of items transferred from property, plant and equipment by the entity which receives said transfers from its clients.

  ICPC 12 - Changes in Existing Decommissioning, Restoration and Similar Liabilities (CVM Resolution 621/09): Applicable to changes in the measuring of any liability through deactivation, restoration or other similar liability that: (i) is both recognized as part of the cost of the fixed asset; and (ii) recognized as a liability.

Guidelines (OCPCs)

  OCPC 03 – Financial Instruments: Recognition, Measurement and Reporting (Circular Letter CVM/SNC/SEP 03/09): It summarizes the principles for the recognition, measurement, unrecognition of financial assets and liabilities and of some purchase and sale agreements of non-financial items, including derivatives and the recognition of financial assets impairment losses.

3 Summary of significant accounting practices

The main accounting practices adopted by Contax Participações S.A. and its subsidiaries in the preparation of the financial statements are described as follows:

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(a) Functional and presentation currency

As set forth by CVM Resolution 534/08, which approved the Technical Pronouncement CPC 02 – Effect of Changes in Foreign Exchange Rates and Conversion of Financial Statements, the financial statements are presented in Reais, which is the Company’s functional and presentation currency

(b) Amounts in foreign currency

Foreign currency-denominated monetary assets and liabilities are translated into the functional currency by the exchange rate on the balance sheet date. The gains and losses from exchange rate variation on monetary assets and liabilities are recognized in the income statement. Non-monetary assets and liabilities acquired or contracted in foreign currency are translated based on the exchange rates of the transaction dates or on the valuation dates at fair value when this is used.

(c) Revenue recognition

Revenues from services rendered by Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and service time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per customer. Moreover, these indicators are constantly discussed with the Company's customers, and are reviewed when necessary. Any possible future adjustments arising from these reviews are recorded within the accrual period.

Operating costs and expenses are recorded in compliance with the accrual basis of the corporate years, and are represented mainly by personnel expenses.

Financial revenues and expenses are mainly represented by investments yields, interest rates and monetary restatements of contingencies, interest on loans and financing, recorded on the accrual basis of the accounting of corporate years (Note 6).

(d) Cash and cash equivalents

They comprise cash balances, bank deposits in cash and financial investments, whose redemption term is up to 90 days from the investment date. These financial investments are stated at cost, plus profit earned up to the year closing date and there are maturity dates lower than 90 days, short-term, which are subject to an insignificant risk of change in their value (Note 9).

(e) Financial Investments

Held-to-maturity securities

They are acquired with the intention and financial capacity of being held in the portfolio up to maturity. They are evaluated at their acquisition cost, plus profits earned against the income for the period (Note 9).

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(f) Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable from clients are recorded at invoiced amount, adjusted at present value where applicable, including the respective direct taxes concerning direct and indirect subsidiaries’ tax liability, which are considered tax credits. As accounts receivables are usually settled in a term lower than 30 days, the book values substantially represent the fair values on the balance sheets dates.

The allowance for doubtful accounts is recorded to cover probable losses relative to accounts receivable and is based on estimates that take into account each customer’s status and guarantees provided thereby. The measurement of this allowance considers the individual status of each customer in arrears.

The allowance for doubtful accounts is recorded at an amount deemed sufficient by the Management to offset eventual losses in the realization of receivables (Note 10).

(g) Taxes

Service revenues are subject to the following taxes and contributions, according to the following basic rates:

  Social Integration Program (PIS) - 0.65%
  Social Security Financing Contribution (COFINS) - 3.0%;
  Service Tax (ISS) - from 2% to 5%.

These charges are presented as sales revenue deduction in the statement of income.

Income tax and social contribution - Current

When there is a positive basis, the provisions for income tax and social contribution on net income are recorded based on the adjusted income by temporary or permanent inclusions and exclusions (when applicable), to 15% rates, plus an specific additional of 10% over the annual taxable income, in the case of income tax, exceeding R$240. The social contribution is calculated at a 9% rate over taxable income.

Income tax and social contribution installments paid in advance during the year (when applicable), are recorded in current assets, under item “Deferred and recoverable taxes”, and are offset with income tax and social contribution payable recorded in current liabilities, under item “Taxes payable”.

Income tax and social contribution - Deferred

Deferred income tax and social contribution are recorded as tax credits or debits under current and non-current assets and are recognized over tax losses, the negative basis of social contribution on net income and temporary differences between accounting income and assessed income for taxation purposes, to the extent that their realization is deemed as probable. In the event the realization of deferred asset taxes is unlikely, no accounting recognition is carried out. Both taxes losses and negative basis of social contribution have no limitation period, however, its payment is limited to 30% of deferred taxable income.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

The Company has carried out technical studies covering the generation of future results in compliance with Management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's management bodies (Note 8(a)).

(h) Court deposits

There are situations in which Contax challenges the legitimacy of certain liabilities or lawsuits filed against it. In view of these challenges through court order or Management’s strategy, the amounts under consideration may be deposited at court, but liabilities are not typified as settled.

These deposits are accounted for in non-current assets and monetarily restated and they will be recovered in the event of a favorable decision to the Company (Note 18).

(i) Investments

Represented by investments in subsidiaries and assessed by the equity method, they are recognized in income for the year as operating revenues (expenses). Both Parent Company and subsidiaries adopt the same accounting practices (Note 11).

(j) Property, plant and equipment

Property, plant and equipment are recorded by their acquisition cost, less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the estimates of economical useful life of assets and on the contract period of rented real estates, regarding the improvements carried out in these properties. Annual depreciation rates are stated in Note 12. Expenses with fixtures and maintenance are appropriated to the income during the period in which they are incurred.

(k) Intangible Assets

Expenditures with in-house software development are recognized as assets when it is possible to demonstrate both intention and ability to conclude such development, as well as safely measure costs which are directly attributable to it, which shall be amortized during its estimated useful life, considering all future economic benefits generated.

They are recorded at cost, less amortization calculated using the straight-line method the rates which consider the expectation of using such software, as from the date it becomes available and adjusted for impairment, when applicable (Note 13).

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(l) Impairment

Whenever events or changes in circumstances indicate that the book value of property, plant and equipment and of other non-current assets with defined economic useful lives (including intangible assets) may not be recoverable, based on future cash flows, the Company reviews the recoverable value calculation in order to verify possible losses deemed as permanent. In case said events take place, the review of recoverable values shall be conducted regarding the unit which generates the cash to which the assets belong.

When a loss is verified, that is, when the book value of an asset exceeds its future cash flows, an allowance for loss shall be recorded in the income for the year, reflecting the difference of between the asset's book and recoverable values.

The recoverable value is the greatest amount between the fair value less the settlement costs and the value of the asset in use. When evaluating the value in use, the future cash flow is discounted at the present value using a discount rate before income tax and social contribution. This reflects the current market evaluation of money value in time and specific risks concerning assets to which there were no adjustments at estimate cash flow.

The Company’s Management has not identified any evidence that could justify the need of recording a provision for asset impairment on December 31, 2009 and 2008.

(m) Prepaid Expenses

Investments in prepaid payments are accounted for and their rights to benefits or service rendering shall occur in future periods, considering the accrual principle to be recorded under assets.

This group is basically represented by insurance selling expenses and expenses with insurance and advertising.

(n) Current and non-current assets

Other current and non-current assets are presented by their cost or realization value, the lower of the two, and include, when applicable, exchange and monetary variations, as well as the income earned up to the balance sheet date.

(o) Current and non-current liabilities

They are stated at known or calculable amounts, plus, when applicable, the corresponding charges and monetary and exchange variations incurred up to the balance sheet date.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(p) Employee Profit Sharing

Contax has a profit sharing program, comprising all its employees, pursuant to the agreement entered into with the Trade Union representing telecommunication workers. Said program is based on qualitative and quantitative targets defined by the Management, related to the increase in operating gains and individual performance, in which it is expected that all employees take part.

The amounts related to the employees and management profit sharing for the years ended December 31, 2009 and 2008 were recorded under item “Personnel expenses” in the statement of income.

(q) Provision for contingencies (tax, civil and labor risks)

They are recorded and restated up to the balance sheet dates by the probable loss amount, observed their nature and supported by the Company’s and its subsidiaries outside legal advisors. Both recognition and measurement of contingencies (assets and liabilities) and legal obligations are carried out in compliance with the criteria set forth in CVM Resolution 489/05.

Contingent assets

They are not recognized on an accounting basis, except when the Management is in total control of the situation or when there are real guarantees or favorable decisions, on which it is no longer possible to file appeals, characterizing the gain as practically certain.

Contingent liabilities

They are established by means of individual analysis, by complaints, based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and the nature of the provision for tax, civil and labor risks are described in Note 18.

Legal obligations

They arise from tax obligations whose purpose of claim is its lawfulness or constitutionality.

(r) Leasing

Fixed assets commercial leasing in which the Company substantially owns all property risks and benefits are classified as financial leasing. Financial leasing is recorded as credit purchase, firstly recognizing fixed assets and a financing liability (leasing). The financial charges related to financial leasing agreements are appropriated to the agreement’s long-term result, based on the amortized cost and effective rate methods. The fixed assets acquired in financial leasing are depreciated at the rates presented in Note 12.

(s) Loans and financing

The borrowed loans and financing are initially recognized by their fair value, when funds are received, net of transactions costs. Right after that, they are measured by their amortized cost, that is, plus charges, interest rated and both monetary and exchange variations, as per agreement, incurred up to the balance sheet date (Note 14).

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

The debentures non-convertible into shares are recognized in a similarly to the loans and financing (Note 16).

(t) Provisions

Provisions are recognized in the financial statements when the Company and its subsidiaries have liabilities whose terms and values are uncertain or are recorded as result of a past event that is likely to demand the use of financial funds to pay said liability in the future.

(u) Stock option plan

The Company offers to its managers and executive officers a stock option plan. Contax Participações S.A.’s Stock Option Plan (“Stock Option”), started in 2007 and expects the annual realization of four equal and annual tranches. Each annual tranche may be either totally or partially exercised up to the final term of October 2014.

On the date of financial statements preparation, the Company revises its estimates on the amount of option whose rights should be acquired based on said conditions and recognizes the impact of these initial estimates revisions, in case they should happen, in the statement of income, in counter entry to shareholders’ equity, in accordance with the criteria established in CVM Resolution 562/08, which approved the Technical Pronouncement CPC 10 – Share-Based Payment (Note 19 (e)).

(v) Statements of cash flow and value added

The statements of cash flows were prepared and are presented as per CVM Resolution 574/08, which approved Technical Pronouncement CPC 03 – Statement of Cash Flows, issued by the Accounting Pronouncements Committee (CPC). The statements of value added were prepared and are presented in accordance with CVM Resolution 557/08, which approved the Technical Pronouncement CPC 09 – Statement of Value Added.

(w) Net income per thousand shares

It is calculated based on the number of outstanding shares on the closing dates of the fiscal years. On December 31, 2009, it was calculated based on the number of shares, excluding treasury shares, as per Note 19.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(x) Use of estimates

Preparing the financial statements require that the Management makes estimates and judgments related to the record and disclosure of assets and liabilities, among them: (a) estimates of the financial instruments’ fair value, (b) allowance for doubtful accounts, (c) determination of provision for income tax, (d) probable realization amounts of deferred income tax, assets and liabilities, (e) recoverable value and determination of property, plant and equipment useful life, (f) provision for contingencies and (g) revenues and expenses. The effective results may differ from these estimates and judgments carried out by the Management.

4 Consolidation principles and practices

The consolidated financial statements were prepared in accordance with CVM Rule 247/96. Thus, the balance sheet and statements of income consolidation process corresponds to the sum of respective assets, liabilities, revenues and expenses, added by the following eliminations between the Parent Company and its direct or indirect subsidiaries: (i) interest in the capital stock, reserves, retained earnings/accumulated losses and investments, (ii) checking account balances and other assets and/or liabilities, (iii) material transactions effects, (iv) minority interest and subsidiaries shareholders’ equity, which are highlighted.

The Company’s consolidated financial statements reflect its balances and its direct and indirect subsidiaries’ balance on the same reference date and according to the same accounting practices.

The Company’s financial statements comprise the financial information of the following direct and indirect subsidiaries:

	Interest - %

	Control	2009

Contax	Direct	100
TODO BPO (i)	Indirect	80

(i) TODO BPO’s Extraordinary General Meeting held on October 29, 2008 approved the capital increase, upon issue of 8,000 common shares, in the amount of R$10,000, of which R$8 were allocated to the capital stock and R$9,992 were allocated to the capital reserve, fully subscribed by Contax. This amount was paid up in three stages, being the first transfers of R$3 million were paid in December 2008 and the other two in the amounts of R$1 million and R$6 million in July and November 2009, respectively.

As a result of this operation, Contax recorded goodwill in the amount of R$1,695, based on future profitability, which was fully written-down to the 2008 year result due to the lack of a profitability track record by TODO BPO.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

5 Cost of Services Rendered and Operating Expenses - by nature (consolidated)

	2009

	Cost of
	services		General and
	rendered	Selling	adminsitrative	Total

Personnel (i)	1,315,520	11,161	63,693	1,390,375
Share-based payment (ii)			9,995	9,995
Third-party services (iii)	241,304	5,824	40,076	287,204
Depreciation (iv)	95,894	9	17,608	113,511
Rental and insurance (v)	91,981	3	5,915	97,899
Marketing, sponsorship and donation		10,669	832	11,501
Other inputs	12,573	43	467	13,083

	1,757,272	27,709	138,586	1,923,567

	2008

	Cost of
	services		General and
	rendered	Selling	adminsitrative	Total

Personnel (i)	1,110,073	9,121	46,669	1,165,863
Share-based payment (ii)			129	129
Third-party services (iii)	207,667	3,245	28,750	239,662
Depreciation (iv)	88,346	9	12,496	100,851
Rental and insurance (v)	72,820	3	1,912	74,735
Marketing, sponsorship and donation		16,027	720	16,747
Other inputs	11,741	83	373	12,197

	1,490,647	28,488	91,049	1,610,184

(i) Cost with personnel has increased due to the growth of the business volume and to salary increases provided for in Collective Bargaining Agreements and to benefits contractual adjustments. The Company provisioned for its 2009 profit sharing program the amount of R$25,946 (R$22,544 in 2008), of which R$6,506 was paid in advance, due to the fact that negotiations about said program have not been concluded with the Trade Union. The management carried out the provision taking into account its best estimate to conclude the negotiations, verifying the background of previous negotiations, technical analysis and the current status of this negotiation.

(ii) Cost of share-based payment grew mainly due to the booking of changes to the stock option plan. See Notes 19(e) and 21(a).

(iii) The third-party services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance, data processing, while the third-party services considered as selling, general and administrative expenses refer to expenses with consulting services, traveling, and legal advice, among others.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(iv) Refers to depreciation and amortization expenses of property, plant and equipment and intangible assets, including those acquired through financial leasing agreements which were classified as fixed assets pursuant to CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 - Leasing Operations - and have been depreciated on a straight-line basis based on the asset’s expected useful life. (Note 12).

(v) Basically, these represent expenses with property rental and contact center operating infrastructure.

6 Other operating expenses, net

	Parent Company		Consolidated

	2009	2008	2009	2008

Other Operating Revenues
Reversals of contingencies (Note 18)	-	-	15,123	7,381
Penalty over overdue accounts	-	-	40	537
Recovered expenses	-	-	169	814

	-	-	15,332	8,732

Other Operating Expenses
Provision for contingencies (Note 18)	-	-	(21,035)	(19,234)
IPTU	-	-	(3,375)	(2,402)
Goodwill written-off	-	-	(60)	(1,694)
Other	(86)	(91)	(4,302)	(4,028)

	(86)	(91)	(28,772)	(27,358)

	(86)	(91)	(13,440)	(18,626)

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

7 Financial income, net

	Parent Company		Consolidated

	2009	2008	2009	2008

Financial revenues
Yields from financial investments (i)	5,023	389	22,330	30,345
Interest and monetary restatement on other assets
	931	516	2,096	1,599
Other financial revenues			105	603

	5,954	905	24,531	32,547

Financial Expenses
Interest and monetary variations on other liabilities	(206)	(35)	(288)	(92)
Interest and monetary restatement of contingencies			(5,890)	(6,361)
Interest on BNDES financing (Note 14)			(17,234)	(14,738)
Interest on leasing			(13,780)	(7,123)
Letter of guarantee commission (ii)			(1,378)	(1,782)
Interest on loans with subsidiaries	(1,090)	(442)
Other financial expenses (iii)	(107)	(530)	(1,352)	(2,501)

	(1,403)	(1,007)	(39,922)	(32,597)

	4,551	(102)	(15,391)	(50)

(i) The income return on parent company’s investments was up due to dividends received from the subsidiary Contax in April 2009.

(ii) Cost mainly related to letters of guarantee from first-tier financial institutions given as collateral of BNDES loans (Note 14).

(iii) Basically refer to financial discounts granted to customers and taxes on foreign operations.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

8 Tax credits and Income Tax and Social Contribution expenses

(a) Tax credits

	Parent Company				Consolidated

	2009		2008		2009		2008

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)		-			7,674	12,869	6,638	12,592
Social contribution on temporary additions (i)		-			2,760	4,633	2,390	4,533
Income tax on tax losses (i)		615		700		615		700
Social contribution on negative basis (i)		222		252		222		252

		837		952	10,434	18,339	9,028	18,077

Other recoverable taxes
Recoverable income tax (Note 17)	190				43,068		32,362
Recoverable social contribution (Note 17)	76				16,158		11,933
Withholding income tax (ii)	690	5,091	30	4,737	2,416	5,091	2,181	4,737
Withholding PIS/COFINS/CSLL	-				868		743
Recoverable INSS	-	-			389		1,201
Recoverable ISS (iii)	-					3,487		2,532

	956	5,091	30	4,737	62,899	8,578	48,420	7,269

	956	5,928	30	5,689	73,333	26,917	57,448	25,346

(i) Deferred income tax and social contribution are recorded on December 31, 2009 by its net value and result from tax losses, negative base of social contribution and temporary differences related (i) to undeductible provisions until these are effectively realized and (ii) provisions, positive and negative, except for provision for contingent liability of Oi Fixa (Note 18 (b) (iv)).

Economic feasibility studies prepared in December 2009, and approved by the Company’s Management bodies, point to tax credits full realization until 2015, as announced by CVM Rule 371/02 and broken down as follows:

Up to December 31:	Consolidated

2010	10,434
2011	9,169
2012	9,170

28,773

Technical studies prepared about future taxable income consider estimates related, among other things, to Contax’s performance, as well as with the behavior of operating markets and certain economical aspects. The real amounts may differ from the adopted estimates.

(ii) Withholding income tax on financial investments redemptions, due to the share buyback program, classified as non-current asset, since short-term recovery is not expected.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(iii) Recoverable ISS is classified as non-current asset by virtue of the repayment terms with Municipal bodies.

(b) Income tax and social contribution reflected in results are originated from:

	Parent Company		Consolidated

	2009	2008	2009	2008

Income before income tax and social contribution	140,276	91,476	208,621	145,868

Income tax and social contribution at nominal rate (34%)	(47,694)	(31,102)	(70,931)	(49,595)

Adjustments to determine the effective rate

Permanent exclusion of equity adjustment	50,707	32,097

Permanet addition of goodwill write-off			-	(576)

Write-off of allowance for doubtful accounts			1,178	-

tax effects on permanent (additions) exclusions, net (i)			(1,742)	(3,567)

Changes to the Brazilian Corporate Law - Law 11,638/07 (ii)	(3,398)	(44)	419	(1,763)

Other	25	(18)	1,737	2,045

Income tax and social contribution benefits (expenses)	(360)	933	(69,339)	(53,456)

Effective income tax and social contribution rate	0.26%	-1.02%	33.24%	36.65%

(i) This refers basically to expenses with fines, donations, free gifts and sponsorships, among others, deemed undeductible.

(ii) It refers to the income tax and social contribution calculated on the adjustments arising from the adoption of the new accounting practices from Laws 11,638/07 and 11,941/09. In the Parent Company, permanent addition refers to the Stock Option Plan (Note 19 (e)) while in Contax, it refers to leasing adjustments.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

Benefits and expenses related to income tax and social contribution in the income for the year are broken down as follows:

	Parent Company		Consolidated

	2009	2008	2009	2008

Current
Income tax	(174)	(14)	(51,430)	(37,221)
Social contribution	(71)	(5)	(19,568)	(14,149)

	(245)	(19)	(70,998)	(51,370)

Deferred Charges
Income tax on temporary additions	-	-	1,305	5,527
Social contribution on temporary additions	-	-	469	1,990
Income tax on tax losses	(85)	700	(85)	(7,053)
Social contribution on negative basis (tax loss)	(30)	252	(30)	(2,550)

	(115)	952	1,659	(2,086)

	(360)	933	(69,339)	(53,456)

(c) Neutrality for tax purposes related to the first-time application of Laws 11,638/07 and 11,941/09

The Company and its direct subsidiary Contax opted for the Transition Tax Regime - RTT, enacted by Law 11,941/09, by means of which, the assessments of corporate income tax (IRPJ), social contribution on net income (CSLL), social contribution tax on gross revenue for social integration program (PIS) and social contribution tax on gross revenue for social security financing (COFINS) for the 2-year period 2008-2009 are still determined under the accounting methods and criteria enacted by Law 6,404/76, effective as of December 31, 2007. Therefore, the deferred income tax and social contribution calculated over adjustments deriving from the adoption of new accounting practices of Laws 11,638/07 and 11,941/09 were recorded in the Company’s financial statements and of its direct subsidiary Contax, when applicable. The Company and its direct subsidiary Contax declared said option in the 2009 Corporate Income Tax Return (DIPJ) related to the 2008 calendar year.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

9 Cash and Cash Equivalents and financial investments

	Parent Company			Consolidated

	2009	2008	2009	2008

Cash and cash equivalents	92	10	14,446	6,336
Financial investments (i)	47,044	16,122	343,407	349,592
Long-term investments (ii)	26,590		26,590

	73,726	16,132	384,443	355,928

(i) The financial investments are promptly convertible into a known cash amount and are subject to an insignificant risk of change in said amount. These financial investments refer to Bank Deposit Certificates – CDB and committed operations, which are characterized by the sale of security with commitment, by the selling part (the Financial Institution) to repurchase it and from the buyer, to resell it in the future. Both investment were remunerated based on the variation in Interbank Deposit Certificate - CDI

(ii) On December 31, 2009, long-term investments comprised investments in Bank Deposit Certificates – CDB whose original maturity date is in 2014 and were acquired with the intention and financial capacity to hold them in the portfolio up to maturity date. They are evaluated by cost of acquisition, plus the income earned against the income for the year.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

10 Accounts receivable – clients (consolidated)

	Consolidated

	2009	2008

Clients
Related Parties	15,969	12,101
Other clients (third parties)	112,517	93,498
Allowance for Doubtful Accounts	-	(3,465)

	128,486	102,134

Transactions with related parties account for 51% of the revenues from services rendered in 2009 (2008 - 53%).

The breakdown of balances of accounts receivable per maturity is show bellow:

	Consolidated

	2009	2008

Due	122,518	95,361
Overdue for up to 30 days	4,949	4,585
Overdue from 31 to 60 days	127	537
Overdue from 61 to 90 days	-	639
Overdue from 91 to 180 days	-	60
Overdue for over 181 days	892	4,417

	128,486	105,599

The breakdown of allowance for doubtful accounts for the fiscal year ended December 31, 2009 is as follows:

Consolidated

Opening balance	Additions	Reversions	Write-offs		Closing balance

2009

(3.465)			3.465	(i)	-

(i) In view of the unsuccessful credit recovery, through administrative and legal collection, the Company wrote off the provision for doubtful accounts. That provision was recorded at the end of 2007, and, since then, all collection efforts have been duly employed, there being no other means to claim the amounts.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

11 Investments in subsidiaries

It represents the investment in the direct subsidiary Contax and in the indirect subsidiary TODO BPO, as described below:

	Contax		TODO BPO

	2009	2008	2009	2008

Interest in subsidiaries
(direct and indirectly) - %	100%	100%	80%	80%
Number of shares	309,550,226	309,550,226	8,000	8,000
Net income (loss) for the period	149,139	94,405	(3,168)	14

Equity results	149,139	94,405	(2,534)	11

Capital	223,900	223,900	10	10
Shareholders' equity before dividend distribution	371,025	370,628	7,228	10,396
Proposed dividends	(141,682)	(148,743)	-	-

Total Investments	229,343	221,885	5,782	8,317

The financial statements of the direct subsidiary Contax and of the indirect subsidiary TODO BPO, as of December 31, 2008, have been reviewed by independent auditors.

(a) Investment in BRC – XVI Empreendimentos Imobiliários Ltda.

In November 2009, Contax took over, for the amount of R$61, BRC – XVI Empreendimentos Imobiliários Ltda. (“BRC”). This acquisition aimed at developing and implementing separately the real estate project included in the Selective Incentives Program for the region next to the Luz Station (“Nova Luz Program”) in the center of the City of São Paulo.

The Nova Luz Program, created pursuant to Law 14,096, of December 8, 2005, seeks to promote and boost development of the central area of the City of São Paulo.

BRC is a signatory to and beneficiary of the Tax Benefit Concession Term no. 10/2008, entered into with the Municipality of São Paulo and its Council for the Selective Incentives Program for the region next to the Luz Station.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

12 Property, Plant and Equipment (consolidated)

	2008	2009

Cost	Initial	Additions	Write-off	Final	Annual amortization rate - %

Computer equipment	325,548	45,287	(9,701)	361,134
Furniture, fixtures and fittings	68,895	11,958	(1,367)	79,486
Facilities on third-party premises (i)	186,340	60,407	(3,163)	243,584
Construction in progress (ii)	3,977	1,496	-	5,473
Buildings	2,709	-	-	2,709
Land	831		-	831
Other assets	29,679	16,203	(39)	45,843

	617,979	135,351	(14,270)	739,060

Accumulated depreciation

Computer equipment (iii)	(227,561)	(48,758)	9,509	(266,810)	33.3
Furniture, fixtures and fittings (iii)	(24,059)	(10,343)	1,296	(33,106)	12.5
Facilities on third-party premises	(53,429)	(21,164)	1,701	(72,892)	10
Buildings	(105)	(105)	-	(210)	4
Other assets	(8,025)	(5,570)	26	(13,569)	10

	(313,179)	(85,940)	12,532	(386,587)

Net property, plant and equipment	304,800	49,411	(1,738)	352,473

(i) The real estate rental agreements effectiveness varies from 5 up to 8 years. The Company may renew it for the same period.

(ii) Property, plant and equipment in progress mainly include expenses with new constructions and equipment installations until beginning of operations, when it is reclassified to Assets in operation. Additions taken place in the period are stated by the transfers’ net value.

(iii) The acquired assets’ monthly depreciation rates under the items IT equipment and furniture and fixtures were reviewed due to the reduction of the economic useful life estimate. The evaluation studies to determine the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this type of activity and supported by technical appraisal reports.

Assets acquired through financial leasing agreements as ruled by CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 – leasing operations, were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated a R$7,264 increase in depreciation in the fiscal year ended December 31, 2009 (R$23,274 in 2008).

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

13 Intangible Assets (consolidated)

	Consolidated

	2008	2009

	Openning	Additions	Closing	Annual Amoritzation rate - %

Data processing system	150,954	23,549	174,504

Accumulated amortization	(66,487)	(27,570)	(94,057)	20

Net Intangible assets	84,467	(4,021)	80,446

14 Loans and Financing (consolidated)

Domestic Currency

					Consolidated

Purpose	Opening	Maturity	Guarantees	Financial charges	2009	2008

BNDES (operation expansion
and upgrade)	10/2007	09/2013	Bank guarantee	TJLP + 2% p.a	204,591	217,969

Current					55,070	14,219
Noncurrent					149,521	203,750

In August, 2007, Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions.

Said loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT-Company.

In October 2007, the subsidiary received the first loan tranche, in the amount of R$100,002. In the first half of 2008, on January 28 and 30 and June 12, 2008, the second, third and fourth tranches were disbursed, in the amounts of R$40,001, R$10,001 and R$61,822, respectively. On November 18, 2008, the fifth and last tranche was released in the amount of R$4,904. The loan tranches totaled R$216,730, as a result of the restated TJLP (long-term interest rate).

The maturity date of the financial charges was quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as from October 15, 2009.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

Contax contractually opted for tendering guarantees through sureties from financial institutions, in this case, receivables and restrictive (financial covenants) structures are not applicable. Costs related to these sureties totaled R$1,234 in the fiscal year ended December 31, 2009 (R$1,658 in 2008) .

The financing breakdown in the year ended December 31, 2009 is shown as follows:

Purpose	2008	Funding	Interest Amortization	Financial charges	2009

BNDES	217,969	(13,542)	(17,070)	17,234	204,591

As of December 31, 2009, the maturities of the principal installment recorded in non-current liabilities are as follows:

Principal

2011	54,182
2012	54,182
2013	40,638

149,002

(a) Covenants

In the agreement the Company entered into with BNDES, it has some obligations that are not subject to the fulfillment of certain financial indexes. On December 31, 2009, there was no event of default related to these covenants.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

15 Leasing liabilities (consolidated)

	Number of installments	Balance payable

Lessor		2009	2008

CIT	48	1,455	4,143
Unibanco	48	237	3,121
HP Financial	48	727	4,881
	60	7,777	9,140
IBM Leasing	48		189
	60	3,821	4,496

		14,017	25,970

Current		10,118	16,086
Noncurrent		3,899	9,884

Contax has several leasing agreements related to IT equipment and furniture for the maintenance of its operations. These agreements are recorded at present value in current and non-current liabilities.

16 Private debentures (Parent Company)

On November 18, 2008, the Company raised the amount of R$40,000 deriving from the private issuance of debentures, approved at the Board of Directors meeting held on September 30, 2008, as shown below:

				Value	Annual	At the
	Issue	Issue	Outstanding	at the	financial	settlement
	date	type	securities	issue date	charges	date	2008

1st Series	11/18/2008	Private	4,000	40,000	TJLP + 2%
Principal						40,000	40,000
Interest						1,262	153

						41,262	40,153

The debentures were issued in a single tranche and were not convertible into shares. The full amortization of principal and interest took place in a lump sum on April 27, 2009;

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

17 Taxes payable

	Parent Company		Consolidated

	2009	2008	2009		2008

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income Tax and Social
Contribution (i)	255	56	71,012		51,334
ISS			12,637		9,816
PIS and COFINS			8,273		6,816
Social Security paid by installments (ii)			768	944	768	1,787
Other recoverable taxes	-	-	13		15

	255	56	92,703	944	68,749	1,787

(i) There are advance payments to offset the taxes calculated, in accordance with the amounts recorded under Recoverable Income and Social Contribution Taxes (Note 8 (a)).

(ii) It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, which has been fully transferred to third parties, not affecting Contax’s results, recorded in the item “Other Assets” in the current assets.

18 Provisions for Contingencies and legal obligations under litigation (consolidated)

(a) Contingent Asset

The Company has no contingent asset.

(b) Contingent Liabilities

The Company and its (direct and indirect) subsidiaries are parties to tax, civil and labor lawsuits filed in the normal course of business and have been discussing these issues in the administrative and judicial levels, and where applicable, they are supported by court deposits. The Management, based on its legal advisors’ opinion, understands that the applicable legal measures and procedures that have already been taken in each situation are sufficient to cover possible losses and preserve the Company’s and its subsidiaries’ shareholders’ equity, and these are assessed periodically.

Among these lawsuits are included the legalization of certain properties (own or third-party) which the Company deems will not have unfavorable outcomes during the Company’s normal operations.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(c) Breakdown of contingent liabilities

The Company curently has been analysing and refining the amounts deposited in court, in order to present them deducting the provision for contingencies to which they are pegged (when applicable), as required by CVM Resolution 489/05. On December 31, 2009 and 2008, cort deposits are recorded under non-current assets.

On December 31, 2009 and 2008, Contax showed the following balances of provisions for contingencies and court deposits:

	Court deposits		Provision for contingencies

	2009	2008	2009	2008

Tax contingencies	1,566	1,469	10,944	11,927
Labor contingencies	51,807	33,869	48,362	51,651
Civil contingencies	9	-	615	573

	53,382	35,338	59,921	64,151

(d) Breakdown of provisions for contingencies

The breakdown of provisions for contingencies in the fiscal year ended December 31, 2009 is shown below:

	2008	Additions	Uses	Reversals	Monetary Restatement	2009

Tax
CSLL (iii)	-	119				119
Tax on services – ISS	1,934	-	-	-	314	2,248
INSS (i)	5,805	2,206	-	(8,267)	376	120
PIS/COFINS (ii)	4,188	3,231	-	-	1,038	8,457

	11,927	5,556	-	(8,267)	1,728	10,944

Labor (iv)	51,651	15,315	(5,247)	(19,334)	5,977	48,362

Civil	573	108	-	(133)	67	615

	64,151	20,979	(5,247)	(27,734)	7,772	59,921

(i) Contax’s tax delinquency notice related to INSS contributions amounted to R$20,566, restated until December 31, 2009, of which only R$6,809 was accrued (updated up to the settlement date). For the remaining R$13,757, not covered by provision, Contax filed a defense as it disagrees with tax authority’s understanding. According to the Company’s external legal advisors, chances of winning the cause are possible, there being no need therefore for the provision of this amount.

Law 11,941/09 (conversion of Provisional Measure 449/2008) instated a new program for the payment in installments and settlement of tax debits with remission, interest reduction and tax amnesty, totally or partially. This program comprises debts with the Federal Revenue, National

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

Attorney’s Office and INSS. Thus, taking advantage of the benefits of such Law (New Refis - tax reduction and installment program), in November 2009, Contax opted for paying in cash the amount of R$4,593 related to the debts that were provisioned in view of the contributions to SENAC and SEBRAE, and in payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Welfare Fund) codes of payment table and social security charges related to day-care assistance.

(ii) Provisioned amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance appeal relief until decision of bill of review 2007.01.00.017041 -3/DF with the Federal Regional Court of the 1st region.

(iii) It refers to the 2004 negative base of social contribution used to offset the payment of subsequent year’s estimate and not formalizing in PER/Dcomp.

(iv) On September 30, 2009, Contax reviewed analytically all the labor claims that resulted in a reversal of liabilities provision, in the amount of R$11,799, R$7,558 expensed against “Credits Receivable” with Telemar Norte Leste S/A (“Oi Fixa”) and R$4,241 expensed against income.

The labor claims filed against Contax by employees and former employees hired by it during its operations amounted to R$40,407.

According to the services agreement executed between Oi Fixa and Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that company, whose amount was recorded as corresponding entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$7,955.

(e) Contingent liabilities classified as possible losses

On December 31, 2009, the Company has contingent tax and civil liabilities in the amounts of R$37,704 and R$5,007, respectively (2008 – R$36,681 and R$581, respectively). These amounts are not provisioned due to the fact that Contax filed a defense and based on the opinion of its external legal advisors who attribute to said lawsuits the probability of loss as possible or remote.

On January 22, 2010, Contax was assessed by the Regional Labor and Employment Superintendence (SRTE) of Rio de Janeiro, in the amount of R$29,136. In the assessment notice, which concerns the period from January 2001 to February 2009, the demanded amounts relate to the FGTS (Employee Severance Indemnity Fund) (Law 8,036/90) and the Social Contribution (Supplementary Law nº 110/01) levied on the cash payments made to Contax’ employees corresponding to the transport voucher fringe benefit. Contax challenged the assessment notice in the administrative level and currently awaits judgment.

The Management, based on the opinion of its external legal counsel, considers the likelihood of loss as possible and did not record any provision for eventual unfavorable outcomes.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

19 Shareholders' Equity

(a) Capital stock

The subscribed and paid-up capital on December 31, 2009 and 2008 was R$223,873 represented by 14,942,685 non-par registered book-entry shares (15,856,686 in 2008), of which 5,772,435 (5,824,772 in 2008) are common shares and 9,170,250 (10,031,914 in 2008) are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (i) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (ii) 3% of net equity value of shares, prevailing the highest amount between (i) and (ii).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing ratio between common and preferred shares.

(b) Capital reserve

The capital reserve, in the amount of R$50,000 was recorded and paid-up in November 2004 and amounted to R$19,639 on December 31, 2009, as a result of utilizations resolved at a meeting (R$9,282 on December 31, 2008).

(c) Legal reserve

Legal Reserve

Pursuant to Article 193 of Brazilian Corporation Law, this reserve is recorded based on 5% of its net income for the year, until it reaches the limit of 20% of the paid-up capital stock or 30% of the capital stock accrued of capital reserves. The legal reserve may only be used either for increasing capital stock or offsetting accumulated losses.

Statutory reserve

Pursuant to Article 194 of the Brazilian Corporation Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure investments of the Company’s interest, as well as to preserve its working capital. The Statutory Reserve is limited, together with all other profits reserves, to the amount of the capital stock.

As per resolutions of the Board of Directors, the Statutory Reserve was partially used in share buyback programs (Note 19 (d)).

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

Unrealized profit reserve

The unrealized profit reserve, as provided for in the Company’s Bylaws, aims at not distributing the portion of equity accounting financially unrealized as dividends.

(d) Treasury Shares

First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,972 common shares and 11,773,944 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,302 common shares and 24,058,194 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares are held in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares are held in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 861,664 preferred shares and 52,337 common shares, which are held in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares are held in treasury.

Fifth share buyback program

The Extraordinary General Meeting held on October 27, 2009 approved the Company’s Share Buyback Program pursuant to CVM Rule 10/80 and subsequent amendments, without reducing the Capital Stock. Funds from the capital and statutory reserves will be used for the acquisition of

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

shares, excluding the amount of treasury shares. The maximum number of shares to be acquired is 174,999 common shares and 486,250 preferred shares, which represent less than 10% of outstanding common and preferred shares, respectively. Said Program may be implemented up to October 28, 2010.

					In Reais

	Thousand		Average	Maximum	Minimum
	Shares	Buyback Price	Price	Price	Price

Preferred Shares
1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59
Share Cancellation	(862)	(36,206)	42.00

	-	-

Common Shares

1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(605)	3.36

	3,320	10,912	3.29
Reverse Split of Shares (1/120)	166	10,912	65.73
4th Buyback Program	52	2,730	52.50	52.94	51.73
Share Cancellation	(52)	(3,270)	62.88
5th Buyback Program	3	314	97.97	98.83	85.00

	169	10,686

	169	10,686

(e) Stock option plan

The Extraordinary General Meeting held on April 16, 2007, approved a stock option plan, whose management is incumbent upon the Management Committee established by the Board of Directors and composed of its members.

The Stock Option Plan initiated in 2007 (“2007 Program”) grants to its beneficiaries, a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 common shares granted within the scope of the 2007 Program. Options may be exercised as of October 1, 2007, in four equal annual tranches.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

On September 4, 2009, the Management Committee approved the following changes in the format of 2007 Program, maintaining the conditions already ruled: (a) to adjust the number of options granted to the beneficiaries of the 2007 Program due to the Company share reverse split at the 20:1 ratio, approved by the Extraordinary General Meeting held on October 17, 2007; (b) to adjust the options strike price from R$51.20 to R$45.00; (c) to change the index that adjusts for inflation the options strike price from IGP-M to IPCA to be applied over the strike price of the next annual tranches related to the 2007 Program; (d) to determine the discontinuance of the obligation to allocate a minimum amount of the annual bonus to acquire shares deriving from options whose initial grace period has already elapsed.

The changes outlined above are applicable as from the second tranche, whether or not the initial grace periods of the corresponding annual tranches have elapsed or not.

In September 2009, R$5,370 were recorded due to the effects of changes in 2007 Program. Expenses referring to the fair value of options granted and recorded in income for 2009, according to the term elapsed for the vesting right to exercise the options stood at R$9,995 (R$128 in 2008).

The stock options of the Company are qualified to be treated as equity instrument, according to CVM Resolution 562/08, which approved the Technical Pronouncement CPC 10 – Share-Based Payment (“CPC-10”).

Fair value of options was recalculated on September 4, 2009, date of the abovementioned changes, using the Black & Scholes option pricing model, pursuant to Paragraph 27 of CPC 10, and considered the following weighted average assumptions:

		Lots 2, 3 and
	1st Lot	4 Weighted

Strike price (R$) (*):	51.20	45.00
Market price (R$) (*):	64.00	79.00
Fair value of the options	14.13	37.31
Share price volatility:	19.64%	17.59%
Risk-free rate of return:	11.08%	11.07%
Dividend yield:	1.40%	1.50%

(*) On the plan granting date, in relation to the first lot and on the date the plan is changed to other lots

On December 31, 2009, the vesting period was still open only for the options referring to the 4th tranche.

The remunerations costs of the 2007 Program to be recognized by the 1-year remaining weighted average term amounted to approximately R$816.

Share market value quoted on the last business day of December 2009 was R$107.48 per share.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

Out of the 319,142 outstanding options on December 31, 2009, 166,017 options are exercisable. In the year no options were exercised.

TODO BPO’s Extraordinary General Meeting held on October 29, 2008 approved the stock option plan to the management, issuing 800 TODO’s new registered common shares, with no par value. Up to date, no options have been granted to managers.

(f) Reverse split of shares

First reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the notice to shareholders, a term until November 16, 2007 was granted to carry out the adjustments to share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,775 were transferred to shareholders of fractioned shares. The R$16,331 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

Second reverse split of shares

The following was approved at the Extraordinary General Meeting held on October 27, 2009, (i) the share reverse split, at the 50:1 share ratio, according to the corresponding types and (ii) the concurrent splitting of all shares existing after the reverse split, at the 1:200 share ratio of the same type, pursuant to Article 12 of Law 6,404/76.

The concurrently share reverse split and split aim at: (a) adjusting the shareholder base and decrease the administrative and operating costs for the Company and shareholders; (b) improving the efficiency of records, controls and reporting systems; (c) diminishing the possibilities of errors of information and communication, improving services to the Company’s shareholders; and (d) maintaining the quoted value of Company’s shares in the market at an attractive trading level, providing better liquidity to the Company's shares in the market.

As per the notice to shareholders, a term until January 15, 2010 was granted to carry out the adjustments to share positions. The information disclosed regarding the number of shares prior to this date does not include a retroactive effect of the reverse split of shares (Note 24).

Once elapsed the terms for shareholding adjustments by shareholders, eventual fractions of shares resulting from the reverse split, except for those which are manifestly expressed by the holder’s non-participation in the auction, will be reversely split into whole figures and sold in an auction to be held at BM&FBOVESPA S.A., and the amounts resulting from such sale to be available on behalf of respective shareholder, pursuant to the procedures to be disclosed.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(g) Dividends

The Company’s Bylaws provides for the 25% allocation of net income for the year as minimum mandatory dividends after the necessary adjustments and according to the legal determinations. The Company may also distribute quarterly dividends, provided that the total dividends paid do not exceed the value of its capital reserve.

The minimum mandatory dividends were calculated as follows:

	2009	2008

Net income for the year	139,916	92,409
Absorption of accrued losses	(11,084)
Recording of legal reserve- 5%	(6,442)	(4,620)

Adjuste net income	122,390	87,789

Minimum mandatory dividends - 25%	(30,597)	(21,947)
Number of outstanding common shares (in thousands)	5,604
Number of outstanding preferred shares (in thousands)	9,170

The statutory minimum dividends were calculated as follows:

Preferred shares are ensured priority for reimbursement should the Company be liquidated, with no premium, and for the payment of non-cumulative minimum dividends of: (i) 6% per year on the amount resulting from dividing the subscribed capital stock by the number of preferred shares of the Company, or (ii) 3% of the value of the net equity value of share, whichever is greater, calculated as follows:

		2009	2008

(i)	Am ount of capit al st ock	223,873	223,873
	x preferred shares - %	62.06%	62.06%
	x Minim um didvidends - %	6%	6%

	Minim um dividends	8,336	8,336

(ii)	Shareholders' Equit y	432,657	332,698
	x preferred shares - %	62.06%	62.06%
	x St at ut ory dividends - %	3%	3%

	Minim um st at ut ory dividends	8,055	6,194

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

The dividends proposal included in the Company’s financial statements, subject to the shareholders’ approval at the General Meeting, calculated pursuant to said law, especially concerning the provisions in Articles 196 and 197, is as follows:

	2009	2008

Net income for the year	139,916	92,409
Absorption of accrued losses	(11,084)
Recording of legal reserve- 5%	(6,442)	(4,620)

Adjuste net income	122,390	87,789

Minimum mandatory dividends - 25%	(30,597)	(21,947)
Exceeding dividends	(59,403)	(11,427)

Allocated to statutory reserve	32,390	54,415

Dividends payable
Proposed dividends	90,000	33,374
Use of profit reserve to be realized - 2006		4,583
Use of profit reserve to be realized - 2007		12,043

	90,000	50,000

The Management will propose at the Annual General Meeting the allocation of R$32,390 to record a Statutory Reserve for investments (2008 - R$54,415) and of R$90,000 to pay dividends for the fiscal year ended December 31, 2009 (2008 - R$50,000).

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

20 Risk Management and Financial Instruments

(a) Purposes and strategies of risk management

The Company’s policy for financial asset management is to constantly pursue the optimization of its profitability in line with risks by establishing criteria and indicators for adjustments of liquidity, market and credit risk.

Liquidity Risk

The financial instruments that expose the Company to risks of credit contraction (liquidity risk) are mainly cash and cash equivalents and accounts receivable. The Company's entire cash and cash equivalents are held in the best financial institutions in Brazil. The Management evaluates that all its credit policies are prudent and reflect regular market and risk conditions. The Company’s Management does not foresee the non-compliance of agreements by the parties, therefore it does not require collateral securities.

Market Risk

Service revenues and costs have basically no exposure to foreign exchange variations, since they are not directly or indirectly pegged to the U.S. dollar. However, risks related to foreign exchange do exist, since a significant portion of the Company’s capital expenditures consists of investments in IT equipment which, despite not being expressed in foreign currency, are indirectly impacted by variations in foreign exchange rates because they contain imported parts.

Risks related to foreign exchange rates are the possibilities the Company has of incurring losses due to interest rate variations that increase financial expenses from financing obtained in the market. The Company is constantly monitoring the market interest rates with the purpose of watching the eventual need of contracting operations to protect against the risks related to these volatile rates.

Credit risk

Credit risk is the possibility of a party non-complying with its contractual obligations, resulting in financial losses to the Company. However, the credit risk is minimized due to the financial size of the companies to which Contax provides services.

Moreover, the Company continuously monitors its receivables, reassessing, whenever necessary, its credit policies with the purpose of mitigating receivables losses. Whenever necessary, Contax records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

Interest rate risk

Risk of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to liabilities raised on the market. The Company has not executed derivatives contracts to cover this risk, but it continuously monitors the market interest rates with the purpose of watching the eventual need of contracting these instruments.

(b) Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings and leasing.

Its financial assets must be classified into the following categories: measured by fair value through income (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or amortized cost.

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Cash and cash equivalents were not classified in the category of financial instruments, since they represent high liquid financial assets with an insignificant risk of change in value.

On December 31, 2009 and December 31, 2008, the classification of financial instruments can be summarized as follows:

12/31/2009 and 12/31/2008

Accounts receivable	Measured by the amortized cost method
Long-term financial investments	Measured by the amortized cost method
Suppliers	Measured by the amortized cost method
Loans and financing	Measured by the amortized cost method

(i) Measured by fair value through income (destined for trading)

The financial assets measured at fair value through income are financial assets held for active and usual trading. The assets of this category are classified as current assets. Gains or losses resulting from variations in fair value of financial assets, measured at fair value through income, shall be presented in the statement of income under “financial result” in the period they occurred, unless the instrument has been contracted in connection with other operation. In this case, the variations are recognized under the same item of income affected by said operation. On December 31, 2009, the Company had no financial assets held for active and usual trading.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(ii) Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding twelve months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method.

(iii) Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned with corresponding entry to income for the year. On December 31, 2009, the Company had held-to-maturity financial assets.

(iv) Available-for-sale financial assets

The available-for-sale financial assets are non-derivatives which are designated in this category, or which are not classified in any other category. They are included in non-current assets, unless Management intends to divest within twelve months after the balance sheet date. Available-for-sale financial assets are recorded by their fair value. The interest of available-for-sale securities, calculated using the real interest rate method are recognized in the statement of income as financial revenues. The portion corresponding to the variation in the fair value is recorded against shareholders’ equity, in the adjustment to assets valuation account, being realized against income upon its settlement or due to permanent loss. On December 31, 2009, the Company did not have available-for-sale financial assets.

(c) Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discount ed cash flows and the option pricing models making use of as much information generated by the market as possible and relying very little on information generated by the entity’s Management.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income – is excluded from equity and recognized in the statement of income.

On December 31, 2009 and December 31, 2008, the book and fair values of the financial instruments are as follows:

				2009

		Parent Company		Consolidated

	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	47,136	47,136	357,853	357,853
Long-term investments	26,590	26,590	26,590	26,590
Accounts receivable (i)			128,486	128,486
Suppliers (ii)	150	150	77,033	77,033

				2008

		Parent Company		Consolidated

	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	16,132	16,132	355,928	355,928
Accounts receivable (i)			102,134	102,134
Suppliers (i)	29	29	76,847	76,847

(i) As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.

The Company has a loan with BNDES (Note 14), not included in the note above, since this type of financing does not have fair value calculation in Brazil.

(d) Sensitivity analysis to CDI rate variation

The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On December 31, 2009, the Company recorded a net cash of R$47,136 in the parent company and of R$139,245 in the consolidated, represented by cash and cash equivalents, net of loans, financing, and leasing.

The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of February 19, 2010, pointed an effective median rate (Top 5) of Selic estimated at 11.25%, a probable scenario for 2010, against the effective rate of 8.55% verified on December 31, 2009.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

			Parent Company

	Probable	Scenario I - 25%	Scenario II - 50%
Operation	scenario	deterioration	deterioration

Effective rate on December 31, 2009	8.55%	8.55%	8.55%
Net cash (i)	47,136	47,136	47,136
CDI estimated annual rate	11.25%	9.56%	5.63%
Annual effect on net debt:
Decrease	-		(1,379)
Increase	1,273	477

			Consolidated

	Probable	Scenario I - 25%	Scenario II - 50%
Operation	scenario	deterioration	deterioration

Effective rate on December 31, 2009	8.55%	8.55%	8.55%
Net cash (ii)	139,245	139,245	139,245
CDI estimated annual rate	11.25%	9.56%	5.63%
Annual effect on net cash:
Decrease	-		(4,073)
Increase	3,760	1,410

(i) The net cash includes the amount of R$47,136 related to cash and cash equivalents without reporting debts on December 31, 2009.

(ii) Net Cash considers the amount of R$357,853 related to cash and cash equivalents and R$204,591 related to loans and financing and R$14,017 related to leasing.

(e) Derivatives

On December 31, 2009 and 2008, the Company did not operate with derivative financial instruments.

(f) Cash and Cash Equivalents

The recorded values are close to the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically revalued.

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(g) Financing

On August 23, 2007, Contax signed a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions (Note 14).

On September 30, 2008, the Company’s Board of Directors approved, in compliance with paragraph 1 of Article 59 of Law 6,404/76, the issue of simple debentures not convertible into shares for private subscription, in the amount of R$40,000, and Contax as fully applicant for the debentures.

Debentures were issued in a single series and unsecured guarantee, redeemable within three years, with principal and interest rates at the end of the period and remuneration of long-term interest rate (TJLP) + 2% p.a.

On April 27, 2009, private debentures with Contax were fully settled (Note 16).

(h) Leasing

The subsidiary Contax has several leasing, IT equipment, furniture agreements, whose payments were separated between financial charges and decrease in liabilities, pursuant to Law 11,638/07 (Note 15).

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

21 Related Parties

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties may be summarized as follows:

													2009

						Brasil	Brasil	Paggo	Paggo
	Oi	Oi	Oi		Amazônia	Telecom	Telecom	Administradora	Administradora	Paggo
	Fixa	Móvel	Internet	TNL	Celular	Fixa	Móvel	de Cartões	de Crédito	Acquirer	Way TV	BNDES	Total

Assets
Accounts receivable	2,720	1,382	59			3,608	8,200						15,969
Accounts receivable -	7,955												7,955
Dividends				141,682									141,682

	10,675	1,382	59	141,682		3,608	8,200						165,606

Liabilities
Suppliers	3,194	605											3,799
Loans and
financing (Note 14)												204,591	204,591

	3,194	605										204,591	208,390

Revenues
Revenues from services rendered	750,394	362,846	4,893		1,361	19,393	33,432	749	15,671	793	6,436		1,195,968

Costs and expenses
Cost of services rendered	(28,429)	(8,245)				2							(36,672)
Financial expenses (Note 7)												(17,234)	(17,234)

	(28,429)	(8,245)				2						(17,234)	(53,906)

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

														2008

									Paggo	Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar		Amazônia	Administradora	Administradora	Paggo
	Fixa	Móvel	CAP	Veículos	Internet	Participações	TNL Contax	Celular	de Cartões	de Crédito	Acquirer	Way TV	BNDES	Total

Assets
Accounts receivable	8,183	1,421	470	768	200				377			682		12,101
Accounts receivable - contingencies	13,782													13,782
Dividendos							148,743							148,743

	21,965	1,421	470	768	200		148,743		377			682		174,626

Liabilities
Suppliers	1,625	35												1,660
Loans							954							954
Debentures							40,153							40,153
Loans and
financing (Note 14)													217,969	217,969

	1,625	35					41,107						217,969	260,736

Revenues
Revenues from services rendered	724,012	237,179	4,861	7,727	5,424	(17)		4,913	12,210	1,508	2,385	5,929		1,006,131

Costs and expenses
Cost of services rendered	(26,930)	(6,872)												(33,802)
Financial expenses (Note 7)							(442)						(14,305)	(14,747)

	(26,930)	(6,872)					(442)						(14,305)	(48,549)

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(a) Compensation of Key Management Personnel

Short-term benefits

Short-term benefits include fixed compensation (salaries and fees, paid vacations, thirteenth salary and private pension plan), social charges (contributions to social security - INSS, FGTS, among others) and variable compensation (profit sharing).

Share-based Compensation

The members of the Company's Management (Chief Executive Officer, Executive Officers and Vice-Chief Executive Officers) participate in the Stock Option Plan (Note19(e)).

Others

The Company does not have additional post-employment obligations, and it does not offer other long-term benefits, such as length of service leave and other length of service benefits. The Company also does not offer other benefits upon the termination of the top management’s labor agreements, besides those agreements envisaged by the Brazilian labor legislation in force.

Pursuant to the Brazilian Corporation Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual overall compensation. The Board of Directors shall distribute the amount among the Management members. At the (i) Parent Company’s Extraordinary General Meeting held on April 7, 2009, and (ii) the Extraordinary General Meeting of direct subsidiary Contax held on April 24, 2009, the management’s annual overall compensations for fiscal year 2009 was set at the maximum of R$2,390 and R$3,500, respectively (2008 – R$2,090 and R$2,000).

During the years ended December 31, 2009 and 2008, the Management compensation (i.e. board members and statutory officers) paid or payable is outlined below:

	2009	2008

Salaries and charges	2,894	2,735
Fees	1,555	1,222
Profit sharing	3,430	2,360

	7,879	6,317

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

22 Insurance Coverage

The Company and its subsidiaries have a risk management program aiming at minimizing risks, obtaining in the market coverage compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of the Company’s operations.

On December 31, 2009, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management and officers civil liability (i)	174,040	01.13.2010
Fire of property, plant and equipment	96,378	05.16.2010
Loss of profits	43,282	05.16.2010
General civil liability	10,000	05.16.2010

(i) Maximum limit of guarantee set at US$100 million.

23 Commitments

(a) Sureties and Guarantees

On December 31, 2009, sureties and guarantees were granted to other subsidiaries, regarding loans to third parties and legal claims, as follows:

Guarantees

Bank guarantee (BNDES)	206,697
Bank guarantee (Contignencies)	21,602

Total	228,299

Contax Participações S.A. and subsidiaries

Notes to the financial statements
as of December 31, 2009 and 2008
In thousands of Reais, except otherwise indicated

(b) Facility Lease Agreements

The Company’s operational facilities are located in properties rented from related parties. Most of the lease agreements were entered into with Telemar Norte Leste S.A.. Lease expenses from all the agreements corresponded to R$61,274 thousand in 2009 (2008 – R$40,576 thousand).

		Payments due per term

		Less than			More than
Contract obligations	Total	1year	1-3 years	3-5 years	5 years

Lease agreement (facilities) (i)	36,994	7,333	13,040	9,749	6,872
Leasing agreement (financial)	14,017	10,118	3,899
Financing (BNDES) (ii)	204,591	55,070	149,521

Total	255,602	72,521	166,460	9,749	6,872

(i) Most facility lease agreements may be terminated before the termination date upon a 1 to 6-month prior notice, subject to fine equivalent to three times the monthly lease fee.
(ii) Includes payment of estimated interest rates.

On December 31, 2009, the Company had no other contractual obligations.

24 Subsequent Event

On January 18, 2010, the Company carried out the simultaneous split of its shares, aiming at: i) reducing administrative and operational costs; ii) improving the efficiency of records, controls and information disclosure systems; iii) reducing the possibility of information and communication errors, improving services to shareholders; iv) keeping its share quotation in the market in a level attractive for trading, providing better liquidity to its shares.

As of January 18, 2010, the Company’s shares began to be traded exclusively at the ratio resulting from the reverse split and simultaneous split of shares, carried out on said date. Said transaction resulted in 59,770,600 shares, 23,089,600 of which are common shares and 36,681,000 are preferred shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.